

Mail Stop 3030

February 4, 2009

VIA U.S. MAIL and FACSIMILE: 011 (86 10) 6788-6299

Mr. Takyung Tsang
Chief Financial Officer
China Medical Technologies, Inc.
No.24 Yong Chang North Road
Beijing Economic-Technological
Development Area, Beijing F4 100176

> **RE: China Medical Technologies, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2008**
> **Filed June 27, 2008**
> **File No. 000-51440**

Dear Mr. Tsang:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief